EXHIBIT 99.9

CONSENT OF CHRISTOPHER JACOBS

The undersigned hereby consents to reference to our name in the press release of Avalon Rare Metals Inc. (the “Company”) dated April 17, 2013 incorporated in the material change report of the Company dated April 29, 2013 which is incorporated into the Registration Statement on Form F-10 of the Company (File No. 333-173669) dated May 4, 2011 (the “Form F-10”), in connection with economic analysis for the Nechalacho property.

The undersigned also consents to the incorporation by reference of this consent as an exhibit to the Form F-10.

/s/ Christopher Jacobs
_________________________________
Name: Christopher Jacobs
Title: Vice President
Company: Micon International Limited

Date: April 29, 2013